Contact

www.linkedin.com/in/
stephenhollifield (LinkedIn)
www.healthlx.com (Company)

Top Skills

Business Analysis
Management
Business Intelligence

Stephen Hollifield

Chief Executive Officer at NineOneSix Systems Inc.
Glen Allen, Virginia, United States

Summary

Data Strategist | Technical Securities Analyst | Behavioral Analyst | Predictive Analyst

Experience

NineOneSix Systems Inc.
Chief Executive Officer
January 2024 - Present (5 months)
Richmond, Virginia, United States

HealthLX
7 years

Executive Advisor
January 2024 - Present (5 months)

Vice President of Product Management
February 2023 - February 2024 (1 year 1 month)
Richmond, Virginia, United States

V.P. Implementation Services
June 2017 - February 2024 (6 years 9 months)
Richmond, Virginia Area

TESCHGlobal, LLC
Senior Consultant
March 2017 - February 2024 (7 years)
Richmond, Virginia Area

Millo Capital Markets
Co-Founder/Chief Technical Officer
October 2015 - October 2017 (2 years 1 month)
Richmond, Virginia Area

MILLO CAPITAL ADVISORS, LLC

Consulting firm focused on strategy, primarily in the investment management sphere
- Providing advise to portfolio managers & research analysts on asset allocations, fundamental & technical securities analysis, and risk management
- Creating compliance-vetted marketing commentaries for brokers and advisors
- Assisting VC clients and hedge funds in Prospectus/PPM creation: strategy communication, market analysis, offering terms, fee structures, risk analysis, and compliance systems development
- Developing strategic plans for executives & boards of private firms: risk management, revenue growth, firm valuation, branding, & PE/LBO/IPO analysis

MILLO CAPITAL, INC.

- Providing custom fundamental portfolio management that combines behavioral finance analytics & proprietary options hedging strategies to protect clients' portfolios
- Creating alternative asset management divisions and incubator hedge funds, including all disclosure & prospectus materials in house

Richmond Police Department
Chief Technology Officer
October 1999 - October 2015 (16 years 1 month)

Halifax Technology Services Corp.
Systems Engineer
March 1998 - October 1999 (1 year 8 months)

MicroSource, LLC
Managing Partner
February 1996 - March 1998 (2 years 2 months)

Small computer hardware company providing desktop and network service.

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Education

Lee University
Computer and Information Sciences, General · (1988 - 1992)